Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

BRISTOW TO AFRICA’S MINING COUNTRIES: MUST TRY HARDER

Cape Town, 4 February 2014 – Growing uncertainty about the regulatory environments and tax regimes in Africa’s mining jurisdictions is discouraging international investment in these countries’ mining industries, Randgold Resources chief executive Mark Bristow said today.

Speaking at the annual Mining Indaba, Bristow said that for Africa’s abundant mineral wealth to be brought to account, the governments of the mineral-rich countries and the investors in and developers of those assets should recognise that their interests are closely aligned and work together. “In other words, what Africa needs are partnerships for prosperity,” he said.

Bristow noted that the Fraser Institute in Canada, which annually surveys some 100 mining jurisdictions across the world to rate their overall attractiveness to investors, or Policy Potential Index (PPI), had recently downgraded Africa’s average PPI for the fifth year running. Survey respondents cited increasing uncertainty about African countries’ intentions regarding their mineral resources as the key factor in diminishing investor confidence.

“The mining code reviews of the past few years and those currently underway in a number of African countries have undoubtedly aggravated this uncertainty by creating the impression that their governments not only want a bigger slice of the pie, they want to take that before the pie is even baked,” he said. This, he added, was happening at the time when the gold mining industry was severely pressured by the drop in the gold price and was cutting back on exploration and project development.

“Randgold’s own experience has shown that, despite the stresses on both sides, mutually beneficial partnerships between governments and miners are still possible,” Bristow said.

He cited Randgold’s involvement in Côte d’Ivoire as one example of such a partnership. Thanks to strong local relationships, the company was able to develop its Tongon mine in the aftermath of a civil war and then commissioned it successfully during another period of strife. It also worked with the government in its revision of the country’s mining code and this cooperation has resulted in an investor-friendly final draft currently being ratified.

Bristow said Côte d’Ivoire’s willingness to work with mining companies on equitable terms had not gone unnoticed. Several international companies were expanding their presence there and Randgold itself was building a portfolio of very promising Ivorian permits.

Mali has also demonstrated the benefits a committed partnership could deliver, he added. Randgold has been in that country for almost 20 years and while dealing with its share of challenges has grown into a major contributor to the Malian economy – the company’s Loulo-Gounkoto complex there ranks as one of the largest in Africa – and elevated Mali into Africa’s top three gold producers.

On the downside, Bristow said, the current mining code review process in the Democratic Republic of Congo – host to Randgold’s recently commissioned Kibali mine – had been rather confused. “I hope there will soon be a high-level government intervention to ensure that the investment platform the DRC created is not now damaged,” he said.

Senegal, where Randgold’s Massawa project is located, was another cause for concern. The country has announced its intention of revising its mining code with the clear intention of collecting more revenue and, unlike Randgold’s other host countries, it proposes to do this without an open engagement with the industry.

“We think this is misguided,” Bristow said. “Despite its record of political stability, Senegal has not succeeded in attracting any significant investment in its fledgling mining industry. Its focus should be on encouraging investment in building that industry on the back of the country’s undisputed prospectivity.”

RANDGOLD ENQUIRIES

Chief executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Investor & media relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.